Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 15, 2007
Relating to Preliminary Prospectus dated June 15, 2007
Registration No. 333-141504

THE BLACKSTONE GROUP L.P.

FREE WRITING PROSPECTUS

This Free Writing Prospectus is being filed to advise you of the availability of a revised preliminary prospectus dated June 15, 2007 (the “Preliminary Prospectus”), and to provide you with a hyperlink to the current version of the Registration Statement on Form S-1 (File No. 333-141504), which includes the Preliminary Prospectus.

The Preliminary Prospectus includes the information set forth below and forms a part of our Registration Statement on Form S-1 (Registration No. 333-141504) to which this Free Writing Prospectus relates. You should read the entire Preliminary Prospectus carefully, including the section entitled “Risk Factors” and the financial statements the related notes before you decide to invest in our common units.

To review our current registration statement and the Preliminary Prospectus, click the following link on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

http://www.sec.gov/Archives/edgar/data/1393818/000104746907005026/a2178442zs-1a.htm

Our Central Index Key, or CIK, on the SEC Web site is 0001393818.

Members of the United States Congress have introduced legislation that would, if enacted, preclude us from qualifying for treatment as a partnership for U.S. federal income tax purposes under the publicly traded partnership rules.  If this or any similar legislation or regulation were to be enacted and to apply to us, we would incur a material increase in our tax liability and could well result in a reduction in the value of our common units.

On June 14, 2007, the Chairman and the Ranking Republican Member of the United States Senate Committee on Finance introduced legislation that would tax as corporations publicly traded partnerships that directly or indirectly derive income from investment adviser or asset management services. In addition, the Chairman and the Ranking Republican Member concurrently issued a press release stating that they do not believe that proposed public offerings of private equity and hedge fund management firms, including us, are consistent with the intent of the existing rules regarding publicly traded partnerships because the majority of their income is from the active provision of services to investment funds and limited partner investors in such funds.  Further, they have sent letters to the Secretary of the Treasury and the Chairman of the U.S. Securities and Exchange Commission regarding these tax issues in which they express a view that recent initial public offerings of private equity and hedge funds “raise serious tax questions that if left unaddressed have the potential to jeopardize the integrity of the tax code and the corporate tax base over the long term.”  As explained in the technical explanation accompanying the proposed legislation:

Under the bill, the exception from corporate treatment for a publicly traded partnership does not apply to any partnership that, directly or indirectly, has any item of income or gain (including capital gains or dividends), the rights to which are derived from services provided by any person as an investment adviser, as defined in the Investment Advisers Act of 1940, or as a person associated with an investment adviser, as defined in that Act. Further, the exception from corporate treatment does not apply to a partnership that, directly or indirectly, has any item of income or gain (including capital gains or dividends), the rights to which are derived from asset management services provided by an investment adviser, a person associated with an investment adviser, or any person related to either, in connection with the management of assets with respect to which investment adviser services were provided. For purposes of the bill, these determinations are made without regard to whether the person is required to register as an investment adviser under the Investment Advisers Act of 1940.

If enacted, the proposed legislation introduced by the Chairman and the Ranking Republican Member of the United States Senate Committee on Finance would be effective as of the date it was introduced. Under a transition rule contained in the proposed legislation, it would apply to us with respect to our taxable year beginning January 1, 2013 because we filed the registration statement of which this prospectus forms a part prior to June 14, 2007. If the proposed legislation survives the legislative and executive process in its proposed form and were to be enacted into law, we would incur a material increase in our tax liability when such legislation begins to apply to us.  If The Blackstone Group L.P. were taxed as a corporation, our effective tax rate could increase significantly. The federal statutory rate for corporations is currently 35%, and the state and local tax rates, net of the federal benefit, aggregate approximately 6%.  If a variation of this proposed legislation or any other change in the tax laws, rules, regulations or interpretations preclude us from qualifying for treatment as a partnership for U.S. federal income tax purposes under the publicly traded partnership rules, this would materially increase our tax liability and could well result in a reduction in the value of our common units.

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THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING MORGAN STANLEY & CO. INCORPORATED TOLL-FREE 1-866-718-1649 OR CITIGROUP GLOBAL MARKETS INC. TOLL FREE 1-800-831-9146.

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